UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2004 (November 3, 2004)

Commission File Number: 1-9141

THE NEWS CORPORATION LIMITED

(Name of Registrant)

2 Holt Street, Sydney, New South Wales, 2010, Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Annexed hereto are copies of announcements by The News Corporation Limited (“News Corporation”) of its financial results for the quarter ended September 30, 2004 in Australian and U.S. dollars.

Such announcements were filed with the Australian Stock Exchange and released in New York on November 3, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE NEWS CORPORATION LIMITED

Date: November 3, 2004	By:	/s/ Arthur M. Siskind
Arthur M. Siskind
Director

EXHIBIT INDEX

Exhibit
A.	Announcement made by News Corporation of its financial results in Australian dollars for the quarter ended September 30, 2004.

B.	Announcement made by News Corporation of its financial results in U.S. dollars for the quarter ended September 30, 2004.

EXHIBIT A

News Corporation

EARNINGS RELEASE FOR THE QUARTER ENDED 30 SEPTEMBER, 2004 IN AUSTRALIAN

DOLLARS USING AUSTRALIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

NEWS CORPORATION REPORTS FIRST QUARTER OPERATING

INCOME OF A$1.1 BILLION, A 4% INCREASE, ON REVENUE

GROWTH OF 4%

NET PROFIT INCREASES 18% TO A$761 MILLION

QUARTER HIGHLIGHTS

•	Strong ratings and advertising growth at Fox News Channel and FX and higher affiliate revenues at the Regional Sports Networks drives 37% operating income growth at Cable Network Programming.

•	Television segment operating income up 21% on advertising growth at the broadcast network and STAR and lower programming costs at the network and station group.

•	Robust home entertainment sales contribute to strong results at Filmed Entertainment. Overall segment down due to strong syndication sales in the quarter a year ago.

•	SKY Italia operating losses slightly below a year ago as subscriber base expands to more than 2.8 million.

•	Print segments report higher aggregate earnings contributions led by 10% operating income growth at Newspapers from advertising revenue gains in Australia and U.K.

Sydney, 4 November, 2004 – The News Corporation Limited (ASX: NCP, NCPDP) today reported first quarter consolidated revenues of A$7.4 billion, a 4% increase over the A$7.1 billion reported in the prior year, and consolidated operating income of A$1.14 billion, a 4% increase over the A$1.10 billion reported a year ago. The year-on-year operating income growth was driven by double-digit increases at the Cable Network Programming, Television and Newspaper segments partially offset by unfavourable foreign currency fluctuations.

Net profit for the first quarter was A$761 million, an increase of A$117 million over the A$644 million reported a year ago. Net profit before other items increased to A$662 million (A$0.112 per share) versus A$589 million (A$0.111 per share) in the prior year, primarily due to higher consolidated operating income and improved associated entities results partially offset by unfavourable foreign currency fluctuations.

Commenting on the results, Chairman and Chief Executive Rupert Murdoch said:

“We are extremely pleased with the 12% revenue and operating income growth in U.S dollar terms we delivered during our first quarter – a continuation of the record results we achieved in fiscal 2004. Double-digit earnings gains at our television, cable, newspapers and magazines and inserts segments, as well as strong profits from filmed entertainment underscore the sustained financial strength across our

The News Corporation Limited

Incorporated in Australia

A.C.N. 007-910-330

2 Holt Street Sydney; Correspondence: G.P.O. Box 4245 Sydney, Australia; Telephone: (02) 9288-3000

News Corporation
EARNINGS RELEASE
FOR THE QUARTER ENDED 30 SEPTEMBER, 2004

diverse and balanced collection of assets. At the same time, we are also quickly establishing another growth engine with our global pay-TV assets, particularly at SKY Italia, BSkyB and DIRECTV, each of which has positioned itself for substantial earnings generation in the years ahead.

“And with the recent shareholder approval of our reincorporation to the United States, we are on the cusp of a new and more prosperous era for News Corporation - an era in which the profit growth we are poised to deliver and the potential of our unmatched asset base translate into stronger returns for our shareholders.”

MANAGEMENT REVIEW OF PERFORMANCE

The Statement of Financial Performance, Statement of Financial Position, Statement of Cash Flows and Supplemental Financial Data for the three months ended 30 September are attached. The following commentary is made in respect to those statements, including an analysis of certain information contained therein.

Net Profit Attributable to Members of the Parent Entity

The reported net profit attributable to members of the parent entity consisted of the following items:

	3 Months Ended 30 September,
	2004	2003
	A$ Millions (except per share amounts)
Revenue	$7,365	$7,081

Operating income	1,142	1,095
Net profit from associated entities before other items	136	87
Interest expense, net	(151)	(173)
Exchangeable securities expense	(26)	(28)

Profit before income tax expense, outside equity interest and other items	1,101	981
Income tax expense	(351)	(303)
Outside equity interest	(88)	(89)

Net profit before other items	662	589

Other items, net of tax and outside equity interest	99	55

Net profit attributable to members of the parent entity	$761	$644

Earnings per share (diluted) on net profit before other items, net	$0.112	$0.111

Weighted average number of shares outstanding in millions (diluted)	5,890	5,194

News Corporation
EARNINGS RELEASE
FOR THE QUARTER ENDED 30 SEPTEMBER, 2004

The following commentary discusses the major components of these results.

Consolidated Operating Income

	3 Months Ended 30 September,
	2004	2003
	A$ Millions
Filmed Entertainment	$405	$499
Television	331	273
Cable Network Programming	278	203
Direct Broadcast Satellite Television	(172)	(178)
Magazines & Inserts	91	88
Newspapers	170	155
Book Publishing	85	90
Other	(46)	(35)

Consolidated Operating Income	$1,142	$1,095

The following commentary is discussed primarily in U.S. dollars.

REVIEW OF OPERATING RESULTS

FILMED ENTERTAINMENT

The Filmed Entertainment segment reported first quarter operating income of US$285 million versus US$328 million reported in the same period a year ago. The current quarter results primarily reflect strong worldwide theatrical revenues and increased contributions from the worldwide home entertainment release of film and television titles which were more than offset by lower syndication profits from Twentieth Century Fox Television (TCFTV).

Current quarter film results were largely driven by the continued strong theatrical performances of The Day After Tomorrow and Dodgeball and strong worldwide home entertainment contributions from various titles, most notably The Star Wars Trilogy, Johnson Family Vacation and Man on Fire as well as from the distribution of Passion of the Christ. These contributions were partially offset by the marketing costs for several successful releases including I, Robot, which has grossed over US$330 million in worldwide box office since its July release, and Alien vs. Predator, which was released in August and has grossed over US$100 million worldwide. The first quarter a year ago included the worldwide home entertainment performances of Phone Booth and Daredevil.

At TCFTV, earnings declined year-on-year primarily reflecting syndication profits in last year’s first quarter from the initial releases of Angel and Judging Amy as well as contributions from M*A*S*H. During the current quarter, TCFTV continued its strong home entertainment sales of television series, most notably from The Simpsons, Futurama and Family Guy. TCFTV has received orders for 23 series in the current broadcast season including Arrested Development which garnered the Emmy for outstanding comedy series.

News Corporation
EARNINGS RELEASE
FOR THE QUARTER ENDED 30 SEPTEMBER, 2004

TELEVISION

The Television segment reported first quarter operating income of US$233 million, an increase of 30% versus the same period a year ago primarily reflecting double-digit earnings improvement at the FOX Broadcasting Company and continued profit growth at STAR.

At the FOX Broadcasting Company, operating losses improved by US$35 million as higher advertising pricing and lower programming costs for the primetime entertainment schedule were partially offset by a 12% decline in primetime ratings and the absence of the Emmy awards which were broadcast on FOX in the first quarter a year ago. Subsequent to quarter-end, primetime ratings have improved as Major League Baseball World Series ratings increased 23% over prior year, making it the highest rated World Series since 1999.

Fox Television Stations (FTS) first quarter operating income increased slightly over the same period a year ago despite competition from the Olympics during August and weaker primetime ratings. Current year earnings growth primarily resulted from lower entertainment programming costs primarily due to the expiration of various syndicated programs partially offset by an expansion of local news in several FTS markets.

STAR’s first quarter operating income increased dramatically on revenue expansion of 14% versus the same quarter a year ago. Revenue gains were primarily driven by growing advertising in India and China as well as by higher subscription revenues from the international distribution of local Indian channels.

CABLE NETWORK PROGRAMMING

Cable Network Programming reported first quarter operating income of US$196 million, an increase of US$63 million over last year’s results. The 47% growth reflects continued strength across all of the Company’s primary cable channels and the absence of losses from the Los Angeles Dodgers which was sold during Fiscal 2004.

Fox News Channel (FNC) reported operating income growth of 20% in the first quarter as strong revenue growth, primarily from increased advertising, more than offset higher costs associated with coverage of the political conventions. FNC’s ratings during the Republican National Convention defeated not only every other cable news network but also beat the broadcast networks during head to head coverage. Viewership in the quarter was up 29% on a 24-hour basis and up 37% in primetime where FNC had more total viewers than CNN, MSNBC, Headline News and CNBC combined.

At our other cable channels (including the Regional Sports Networks (RSNs), the FX Channel (FX) and SPEED Channel) operating profit increased 39% for the quarter driven by strong revenue growth at the RSNs and FX. Higher affiliate revenues at the RSNs, largely due to increased rates and additional DTH subscribers, were partially offset by increased programming costs from higher rights fees and additional events versus the first quarter a year ago. At FX, increased advertising revenues were driven by the ratings success of Nip/Tuck, basic cable’s #1 series among Adults 18-49, and the

News Corporation
EARNINGS RELEASE
FOR THE QUARTER ENDED 30 SEPTEMBER, 2004

new original series Rescue Me. During the quarter FX was the fifth ranked basic cable channel among Adults 18-49.

DIRECT BROADCAST SATELLITE TELEVISION

SKY Italia reported first quarter operating loss of US$121 million, in line with the loss of US$117 million reported in the first quarter a year ago. Revenue, in local currency terms, grew 45% primarily driven by strong subscriber additions over the past year including more than 167,000 net new subscribers during the first quarter which resulted in SKY Italia’s subscriber base reaching 2.83 million at quarter end. The revenue growth was offset by increased subscriber acquisition costs as well as higher programming spending during the quarter primarily due to the airing of additional soccer matches and the addition of ten new entertainment channels on the basic programming tier. Additionally, during the quarter the Company incurred costs associated with the swap-out of set-top boxes which were using outdated encryption software.

MAGAZINES AND INSERTS

The Magazines and Inserts segment reported first quarter operating income of US$64 million, a 10% increase versus the same period a year ago. The improvement was primarily driven by higher contributions from the InStore division on higher advertising revenues. Free Standing Inserts was in line with a year ago as increased demand for packaged goods pages was offset by lower rates.

NEWSPAPERS

The Newspaper segment reported first quarter operating income of US$120 million, up 18% versus the same period a year ago reflecting advertising revenue increases in the U.K. and Australia.

The Australian newspaper group reported a 22% increase in operating income in local currency terms, driven by an 11% increase in advertising revenue over a year ago. Advertising growth was fueled by display advertising which achieved solid gains across all sectors as well as by classified advertising with particular strength in the employment sector.

The U.K. newspaper group’s operating income was in-line with the first quarter a year ago in local currency terms as advertising revenue growth of 6% and a slight increase in circulation revenues were offset by higher costs principally due to production of the Times Compact. Advertising revenue growth was achieved across all titles, with the largest increase at The Sun from higher volumes on color display and classifieds.

BOOK PUBLISHING

HarperCollins reported operating income of US$60 million during the quarter versus US$59 million in the same period a year ago. The results reflect strength worldwide,

News Corporation
EARNINGS RELEASE
FOR THE QUARTER ENDED 30 SEPTEMBER, 2004

particularly with the ongoing success of Zondervan’s The Purpose Driven Life, as well as strong sales of Lemony Snicket’s The Grim Grotto, American Soldier by General Tommy Franks, The Proper Care and Feeding of Husbands by Dr. Laura Schlessinger and the paperback edition of David Beckham’s My Side. During the quarter, HarperCollins had 25 titles on The New York Times bestseller list with four titles that reached #1.

OTHER MATTERS

Following the quarter the Company acquired Telecom Italia S.p.A.’s 19.9% stake in Sky Italia for €88 million bringing News Corporation’s ownership of Sky Italia to 100%.

Also following the quarter the Company’s shareholders, option holders and the Federal Court of Australia approved the reincorporation changing the Company’s place of incorporation to the United States. In connection with the reincorporation, the Company will acquire from the Murdoch Interests the 58% controlling interest in Queensland Press Pty Limited that the Company does not already own. The transactions are expected to be completed on November 12, 2004.

During October, the Company and its 34 percent investee, The DIRECTV Group, Inc., announced a series of transactions with Grupo Televisa, Globopar and Liberty Media International, Inc. that will result in the reorganisation of the companies’ direct-to-home satellite TV platforms in Latin America. The transactions will result in DIRECTV Latin America and Sky Latin America consolidating their two DTH platforms into a single platform in each of the major territories served in the region. As part of these transactions, DIRECTV will acquire News Corporation’s interests in Sky Brasil, Innova and Sky Multi-Country Partners. The completion of the reorganisation is subject to the necessary governmental approvals.

News Corporation
EARNINGS RELEASE
FOR THE QUARTER ENDED 30 SEPTEMBER, 2004

REVIEW OF ASSOCIATED ENTITIES RESULTS

First quarter net profit from associated entities before other items was A$136 million versus A$87 million in the same period a year ago. The year-over-year improvement was primarily due to contributions from BSkyB and a comparatively favorable impact from foreign currency fluctuations at the Latin America DTH platforms, partially offset by recognition of losses at The DIRECTV Group.

The Company’s share of net profit (loss) from associated entities is as follows:

			3 Months Ended 30 September,
	% Owned		2004		2003
			US $ Millions
Sky Brasil	49.7%(a)			$13		$(8)
Innova - Mexico	30.0%			3		(10)
FOXTEL	25.0%			(7)		(3)
Other Associates	Various	(b)		87		78

Net profit from associated entities before other items				96		57
Other Items				(76)		—

Net profit from associated entities				$20		$57

Net profit from associated entities in A$			A$	28	A$	87

Further details on the associated entities follow.

(a)	Represents the Company’s economic interest. The Company continues to hold a 36% equity interest in Sky Brasil.

(b)	Primarily comprising BSkyB, The DIRECTV Group, Gemstar-TV Guide International, Fox Cable Networks Associates, Independent Newspapers Limited, and Queensland Press.

News Corporation
EARNINGS RELEASE
FOR THE QUARTER ENDED 30 SEPTEMBER, 2004

Sky Brasil (in US$)(1)

	3 Months Ended 30 September,
	2004		2003*
	Millions (except subscribers)
Revenues (in local currency)	R$	194	R$	162
Revenues		$65		$55
Operating income		6		3
Net income (loss)		$29		$(17)

News’ reportable 49.7% share (in US$)		$13		$(8)

Net Debt (excluding capitalised leases)		$219		$205
Ending Subscribers		829,000		772,000

*	Certain prior year amounts have been reclassified to conform to the current fiscal year presentation.

Sky Brasil’s revenues grew 20% in local currency terms compared to prior year, primarily driven by a higher subscriber base and increased average revenue per subscriber. The revenue growth was partly offset by increased programming costs mainly relating to the Brazilian Soccer Championship. The increase in net income principally reflects the favorable impact of foreign currency fluctuations due to the strengthening of the Brazilian Real on U.S. dollar denominated liabilities during the quarter.

Innova – Mexico (in US$)(1)

	3 Months Ended 30 September,
	2004		2003
	Millions (except subscribers)
Revenues (in local currency)	Ps.	1,162	Ps.	909
Revenues		$98		$85
Operating income		22		12
Net income (loss)		$10		$(32)

News’ reportable 30% share (in US$)		$3		$(10)

Net Debt (excluding capitalised leases)		$322		$339
Ending Subscribers		942,000		826,000

Innova’s revenues grew 28% in local currency terms compared to prior year primarily driven by a 14% increase in the subscriber base as well as higher set-top box rentals. The increase in net income principally reflects the favorable impact of foreign currency fluctuations due to the strengthening of the Mexican Peso on U.S. dollar denominated liabilities during the quarter.

News Corporation
EARNINGS RELEASE
FOR THE QUARTER ENDED 30 SEPTEMBER, 2004

FOXTEL (in A$)

	3 Months Ended 30 September,
	2004		2003*
	Millions (except subscribers)
Revenues	A$	232	A$	206
Operating loss		(49)		(27)
Net loss	A$	(39)	A$	(18)

News’ reportable 25% share (in US$)		$(7)		$(3)

Net Debt (including capitalised leases)	A$	381	A$	33
Ending Subscribers (including wholesale)		1,129,000		1,068,000
Ending Subscribers (excluding wholesale)		942,000		851,000

*	Certain prior year amounts have been reclassified to conform to the current fiscal year presentation.

FOXTEL’s revenues increased 13%, principally due to an 11% increase in ending subscribers (excluding wholesale) and higher average revenue per subscriber. Net loss increased by A$21 million against the prior year as the increased subscriber revenues were more than offset by increased transmission costs as well as higher sales and marketing expenses relating to the launch of the new digital service on March 14, 2004, and higher depreciation and interest expenses. As of 30th September, approximately 40% of the FOXTEL managed subscriber base (excluding wholesale) was connected to the new digital service with 121,000 new and upgrade orders taken during the quarter.

(1)	Please refer to respective companies’ earnings releases for detailed information

News Corporation
EARNINGS RELEASE
FOR THE QUARTER ENDED 30 SEPTEMBER, 2004

FOREIGN EXCHANGE RATES

Average foreign exchange rates used in the year-to-date profit results are as follows:

	3 Months Ended 30 September,
	2004	2003
Australian Dollar/U.S. Dollar	0.70	0.66
U.K. Pounds Sterling/U.S. Dollar	1.82	1.61
Euro/U.S. Dollar	1.22	1.13

To receive a copy of this press release through the Internet, access News Corp’s corporate Web site located at http://www.newscorp.com

Audio from News Corp’s conference call with analysts on the first quarter results can be heard live on the Internet at 9:00 a.m. Eastern (Australia) Time today. To listen to the call, visit http://www.newscorp.com

Cautionary Statement Concerning Forward-Looking Statements

This document contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s views and assumptions regarding future events and business performance as of the time the statements are made. Actual results may differ materially from these expectations due to changes in global economic, business, competitive market and regulatory factors. More detailed information about these and other factors that could affect future results is contained in our filings with the Securities and Exchange Commission. The “forward-looking statements” included in this document are made only as of the date of this document and we do not have any obligation to publicly update any “forward-looking statements” to reflect subsequent events or circumstances, except as required by law.

CONTACTS:
Reed Nolte, Investor Relations	Andrew Butcher, Press Inquiries
212-852-7092	212-852-7070

News Corporation
EARNINGS RELEASE
FOR THE QUARTER ENDED 30 SEPTEMBER, 2004

STATEMENT OF FINANCIAL PERFORMANCE

		3 Months Ended 30 September,
	Note	2004	2003
		A$ Millions (except per share amounts)
Sales revenue	1	$7,365	$7,081
Operating expenses		(6,223)	(5,986)

Operating income	1	1,142	1,095
Net profit from associated entities		28	87
Borrowing costs		(211)	(225)
Interest income		60	52

Net borrowing costs		(151)	(173)
Exchangeable securities expense		(26)	(28)
Other items before income tax, net		5	93

Profit from ordinary activities before income tax		998	1,074

Income tax (expense) benefit on:
Ordinary activities before other items		(351)	(303)
Other items		182	(33)

Net income tax expense		(169)	(336)

Net profit from ordinary activities after tax		829	738
Net profit attributable to outside equity interests		(68)	(94)
Net Profit Attributable to Members of the Parent Entity		$761	$644

Net exchange losses recognised directly in equity		(756)	(576)

Total change in equity other than those resulting from transactions with owners as owners		$5	$68

Diluted earnings per share on net profit attributable to members of the parent entity
Ordinary shares		$0.114	$0.109
Preferred limited voting ordinary shares		$0.136	$0.129
Ordinary and preferred limited voting ordinary shares		$0.129	$0.122

News Corporation
EARNINGS RELEASE
FOR THE QUARTER ENDED 30 SEPTEMBER, 2004

STATEMENT OF FINANCIAL POSITION

	30 September, 2004	30 June, 2004
	A$ Millions
ASSETS
Current Assets
Cash	$5,827	$5,805
Cash on deposit	—	412
Receivables	6,733	6,039
Inventories	2,239	2,193
Other	584	563

Total Current Assets	15,383	15,012

Non-Current Assets
Receivables	1,025	1,076
Investments in associated entities	14,750	14,971
Other investments	734	811
Inventories	3,766	3,824
Property, plant and equipment	5,531	5,565
Publishing rights, titles and television licenses	30,567	31,185
Goodwill	329	318
Other	953	976

Total Non-Current Assets	57,655	58,726

Total Assets	$73,038	$73,738

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Interest bearing liabilities	$634	$1,553
Payables	8,452	7,847
Tax liabilities	511	705
Provisions	516	332

Total Current Liabilities	10,113	10,437

Non-Current Liabilities
Interest bearing liabilities	10,686	10,917
Payables	2,788	2,846
Tax liabilities	1,168	974
Provisions	919	982

Total Non-Current Liabilities Excluding Exchangeable Securities	15,561	15,719

Exchangeable securities	2,033	2,055

Total Liabilities	27,707	28,211
Shareholders’ Equity
Contributed equity	34,445	34,424
Reserves	2,041	2,771
Retained profits	3,240	2,682

Shareholders’ equity attributable to members of the parent entity	39,726	39,877
Outside equity interests in controlled entities	5,605	5,650

Total Shareholders’ Equity	45,331	45,527

Total Liabilities and Shareholders’ Equity	$73,038	$73,738

News Corporation
EARNINGS RELEASE
FOR THE QUARTER ENDED 30 SEPTEMBER, 2004

STATEMENT OF CASH FLOWS

	3 Months Ended 30 September,
	2004	2003
	A$ Millions
Operating activity
Net profit attributable to members of the parent entity	$761	$644
Adjustment for non-cash and non-operating activities:
Equity earnings, net	(136)	(87)
Distributions from investees	4	2
Outside equity interest	88	89
Depreciation and amortisation	196	219
Other items, net	(99)	(55)
Change in assets and liabilities:
Receivables	(811)	(628)
Inventories	(205)	(279)
Payables	814	394
Other liabilities	204	260

Cash provided by operating activity	816	559
Investing and other activity
Property, plant and equipment	(190)	(126)
Acquisitions, net of cash acquired	(48)	(63)
Investments in associated entities	(62)	(46)
Other investments	(37)	(45)
Proceeds from sale of non-current assets and other	174	361

Cash (used in) provided by investing activity	(163)	81
Financing activity
Repayment of debt and exchangeable securities	(920)	(288)
Decrease in cash on deposit	386	282
Issuance of shares	20	21
Dividends paid	(10)	(13)

Cash (used in) provided by financing activity	(524)	2

Net increase in cash	129	642
Opening cash balance	5,805	6,746
Exchange movement on opening balance	(107)	(121)

Closing cash balance	$5,827	$7,267

News Corporation
EARNINGS RELEASE
FOR THE QUARTER ENDED 30 SEPTEMBER, 2004

Note 1 – SEGMENT DATA

BY GEOGRAPHIC AREAS

	3 Months Ended 30 September,
	2004	2003
	A$ Millions
Revenues
United States	$4,959	$5,043
Europe	1,741	1,413
Australasia	665	625

	$7,365	$7,081

Operating Income
United States	$1,045	$1,051
Europe	(32)	(38)
Australasia	129	82

	$1,142	$1,095

BY INDUSTRY SEGMENT

Revenues
Filmed Entertainment	$1,953	$1,901
Television	1,425	1,540
Cable Network Programming	894	955
Direct Broadcast Satellite Television	589	402
Magazines and Inserts	329	339
Newspapers	1,227	1,125
Book Publishing	517	528
Other	431	291

	$7,365	$7,081

Operating Income
Filmed Entertainment	$405	$499
Television	331	273
Cable Network Programming	278	203
Direct Broadcast Satellite Television*	(172)	(178)
Magazines and Inserts	91	88
Newspapers	170	155
Book Publishing	85	90
Other	(46)	(35)

	$1,142	$1,095

News Corporation
EARNINGS RELEASE
FOR THE QUARTER ENDED 30 SEPTEMBER, 2004

Note 2 - SUPPLEMENTAL FINANCIAL DATA

The Company considers net profit before other items to be an important indicator of the Company’s operating performance on a consolidated basis. Net profit before other items, defined as net profit attributable to members of the parent entity before other items related to the Company and associated entities, net of applicable income tax expenses and outside equity interests, eliminates the effect of transactions that are considered significant by reason of their size, nature or effect on the Company’s financial performance for the year. Net profit before other items, which is the information reported to and used by the Company’s chief decision maker for the purpose of making decisions about the allocation of resources to segments and assessing their performance, should be considered in addition to, not as a substitute for the Company’s operating income, net profit attributable to members of the parent entity, cash flows and other measures of financial performance prepared in accordance with generally accepted accounting principles in Australia. Net profit before other items does not reflect cash available to fund requirements, and the items excluded from net profit before other items, such as other revenues and expenses, are significant components in assessing the Company’s financial performance.

The following table reconciles certain components of net profit attributable to members of the parent entity as presented on page 2 of this release to the presentation required under Australian GAAP as required by Australian Accounting Standard AASB 1018 “Statement of Financial Performance” on page 11 of this release.

	3 Months Ended September 30,
	2004	2003
	A$ Millions
Total other items (page 2)	$99	$55
Reclassification of other items – associated entities	108	—
Reclassification of income tax and net profit attributable to outside equity interest	(202)	38

Other items before income tax, net (page 11)	$5	$93

Net profit from associated entities before other items (page 2)	$136	$87
Reclassification of other items	(108)	—

Net profit from associated entities (page 11)	$28	$87

Income tax expense (page 2)	$(351)	$(303)
Reclassification of income tax expense on other items	182	(33)

Net income tax expense (page 11)	$(169)	$(336)

News Corporation
EARNINGS RELEASE
FOR THE QUARTER ENDED 30 SEPTEMBER, 2004

SUPPLEMENTAL FINANCIAL DATA (continued)

	3 Months Ended September 30,
	2004	2003
	A$ Millions
Outside equity interest (page 2)	$(88)	$(89)
Reclassification of outside equity interest on other items, net	20	(5)

Net profit attributable to outside equity interest (page 11)	$(68)	$(94)

Net profit before other items (page 2)	$662	$589
Other items before income tax, net	5	93
Reclassification of income tax and net profit attributable to outside equity interest	202	(38)
Reclassification of other items – associated entities	(108)	—

Net profit attributable to members of the parent entity (page 11)	$761	$644

Earnings per ADR on net profit before other items, net (page 2)	$0.112	$0.111
Earnings per ADR on other items before income tax, net	0.001	0.018
Earnings per ADR on reclassification of income tax and net profit attributable to outside equity interest	0.034	(0.007)
Earnings per ADR on reclassification of other items associated entities	(0.018)	—

Diluted earnings per ADR on net profit attributable to members of the parent entity (page 11)	$0.129	$0.122

EXHIBIT B

News Corporation

EARNINGS RELEASE FOR THE QUARTER ENDED SEPTEMBER 30, 2004

IN U.S. DOLLARS USING AUSTRALIAN GENERALLY ACCEPTED ACCOUNTING

PRINCIPLES PREPARED FOR THE U.S. MARKET. AUSTRALIAN READERS SHOULD

REFER TO THE AUSTRALIAN DOLLAR EARNINGS RELEASE.

NEWS CORPORATION REPORTS FIRST QUARTER OPERATING

INCOME OF $805 MILLION, A 12% INCREASE, ON REVENUE

GROWTH OF 12%

NET PROFIT INCREASES 27% TO $536 MILLION

QUARTER HIGHLIGHTS

•	Strong ratings and advertising growth at Fox News Channel and FX and higher affiliate revenues at the Regional Sports Networks drives 47% operating income growth at Cable Network Programming.

•	Television segment operating income up 30% on advertising growth at the broadcast network and STAR and lower programming costs at the network and station group.

•	Robust home entertainment sales contribute to strong results at Filmed Entertainment. Overall segment down due to strong syndication sales in the quarter a year ago.

•	SKY Italia operating losses in line with a year ago as subscriber base expands to more than 2.8 million.

•	All print segments report higher earnings contributions led by 18% operating income growth at Newspapers from advertising revenue gains in Australia and U.K.

NEW YORK, NY, November 3, 2004 – The News Corporation Limited (NYSE: NWS, NWS.A) today reported first quarter consolidated revenues of $5.2 billion, a 12% increase over the $4.6 billion reported in the prior year, and consolidated operating income of $805 million, a 12% increase over the $719 million reported a year ago. The year-on-year operating income growth was driven by double-digit increases at the Cable Network Programming, Television, Newspaper and Magazines and Inserts segments.

Net profit for the first quarter was $536 million, an increase of $114 million over the $422 million reported a year ago. Net profit before other items increased to $467 million ($0.32 per ADR) versus $386 million ($0.29 per ADR) in the prior year, primarily due to higher consolidated operating income and improved associated entities results.

Commenting on the results, Chairman and Chief Executive Rupert Murdoch said:

“We are extremely pleased with the 12% revenue and operating income growth we delivered during our first quarter – a continuation of the record results we achieved in fiscal 2004. Double-digit earnings gains at our television, cable, newspapers and magazines and inserts segments, as well as strong profits from filmed entertainment underscore the sustained financial strength across our diverse and

The News Corporation Limited

Incorporated in Australia

A.C.N. 007-910-330

2 Holt Street Sydney; Correspondence: G.P.O. Box 4245 Sydney, Australia; Telephone: (02) 9288-3000

News Corporation
EARNINGS RELEASE
FOR THE QUARTER ENDED SEPTEMBER 30, 2004

balanced collection of assets. At the same time, we are also quickly establishing another growth engine with our global pay-TV assets, particularly at SKY Italia, BSkyB and DIRECTV, each of which has positioned itself for substantial earnings generation in the years ahead.

“And with the recent shareholder approval of our reincorporation to the United States, we are on the cusp of a new and more prosperous era for News Corporation - an era in which the profit growth we are poised to deliver and the potential of our unmatched asset base translate into stronger returns for our shareholders.”

MANAGEMENT REVIEW OF PERFORMANCE

The Statement of Financial Performance, Statement of Financial Position, Statement of Cash Flows and Supplemental Financial Data for the three months ended September 30th are attached. The following commentary is made in respect to those statements, including an analysis of certain information contained therein.

Net Profit Attributable to Members of the Parent Entity

The reported net profit attributable to members of the parent entity consisted of the following items:

	3 Months Ended September 30,
	2004	2003
	US $ Millions (except per ADR amounts)
Revenue	$5,191	$4,649

Operating income	805	719
Net profit from associated entities before other items	96	57
Interest expense, net	(107)	(114)
Exchangeable securities expense	(18)	(18)

Profit before income tax expense, outside equity interest and other items	776	644
Income tax expense	(247)	(199)
Outside equity interest	(62)	(59)

Net profit before other items	467	386

Other items, net of tax and outside equity interest	69	36

Net profit attributable to members of the parent entity	$536	$422

Earnings per ADR (diluted) on net profit before other items, net	$0.32	$0.29

Weighted average number of ADRs outstanding in millions (diluted)	1,472	1,298

News Corporation
EARNINGS RELEASE
FOR THE QUARTER ENDED SEPTEMBER 30, 2004

The following commentary discusses the major components of these results.

Consolidated Operating Income

	3 Months Ended September 30,
	2004	2003
	US $ Millions
Filmed Entertainment	$285	$328
Television	233	179
Cable Network Programming	196	133
Direct Broadcast Satellite Television	(121)	(117)
Magazines & Inserts	64	58
Newspapers	120	102
Book Publishing	60	59
Other	(32)	(23)

Consolidated Operating Income	$805	$719

REVIEW OF OPERATING RESULTS

FILMED ENTERTAINMENT

The Filmed Entertainment segment reported first quarter operating income of $285 million versus $328 million reported in the same period a year ago. The current quarter results primarily reflect strong worldwide theatrical revenues and increased contributions from the worldwide home entertainment release of film and television titles which were more than offset by lower syndication profits from Twentieth Century Fox Television (TCFTV).

Current quarter film results were largely driven by the continued strong theatrical performances of The Day After Tomorrow and Dodgeball and strong worldwide home entertainment contributions from various titles, most notably The Star Wars Trilogy, Johnson Family Vacation and Man on Fire as well as from the distribution of Passion of the Christ. These contributions were partially offset by the marketing costs for several successful releases including I, Robot, which has grossed over $330 million in worldwide box office since its July release, and Alien vs. Predator, which was released in August and has grossed over $100 million worldwide. The first quarter a year ago included the worldwide home entertainment performances of Phone Booth and Daredevil.

At TCFTV, earnings declined year-on-year primarily reflecting syndication profits in last year’s first quarter from the initial releases of Angel and Judging Amy as well as contributions from M*A*S*H. During the current quarter, TCFTV continued its strong home entertainment sales of television series, most notably from The Simpsons, Futurama and Family Guy. TCFTV has received orders for 23 series in the current broadcast season including Arrested Development which garnered the Emmy for outstanding comedy series.

News Corporation
EARNINGS RELEASE
FOR THE QUARTER ENDED SEPTEMBER 30, 2004

TELEVISION

The Television segment reported first quarter operating income of $233 million, an increase of 30% versus the same period a year ago primarily reflecting double-digit earnings improvement at the FOX Broadcasting Company and continued profit growth at STAR.

At the FOX Broadcasting Company, operating losses improved by $35 million as higher advertising pricing and lower programming costs for the primetime entertainment schedule were partially offset by a 12% decline in primetime ratings and the absence of the Emmy awards which were broadcast on FOX in the first quarter a year ago. Subsequent to quarter-end, primetime ratings have improved as Major League Baseball World Series ratings increased 23% over prior year, making it the highest rated World Series since 1999.

Fox Television Stations (FTS) first quarter operating income increased slightly over the same period a year ago despite competition from the Olympics during August and weaker primetime ratings. Current year earnings growth primarily resulted from lower entertainment programming costs primarily due to the expiration of various syndicated programs partially offset by an expansion of local news in several FTS markets.

STAR’s first quarter operating income increased dramatically on revenue expansion of 14% versus the same quarter a year ago. Revenue gains were primarily driven by growing advertising in India and China as well as by higher subscription revenues from the international distribution of local Indian channels.

CABLE NETWORK PROGRAMMING

Cable Network Programming reported first quarter operating income of $196 million, an increase of $63 million over last year’s results. The 47% growth reflects continued strength across all of the Company’s primary cable channels and the absence of losses from the Los Angeles Dodgers which was sold during Fiscal 2004.

Fox News Channel (FNC) reported operating income growth of 20% in the first quarter as strong revenue growth, primarily from increased advertising, more than offset higher costs associated with coverage of the political conventions. FNC’s ratings during the Republican National Convention defeated not only every other cable news network but also beat the broadcast networks during head to head coverage. Viewership in the quarter was up 29% on a 24-hour basis and up 37% in primetime where FNC had more total viewers than CNN, MSNBC, Headline News and CNBC combined.

At our other cable channels (including the Regional Sports Networks (RSNs), the FX Channel (FX) and SPEED Channel) operating profit increased 39% for the quarter driven by strong revenue growth at the RSNs and FX. Higher affiliate revenues at the RSNs, largely due to increased rates and additional DTH subscribers, were partially offset by increased programming costs from higher rights fees and additional events versus the first quarter a year ago. At FX, increased advertising revenues were driven by the ratings success of Nip/Tuck, basic cable’s #1 series among Adults 18-49, and the

News Corporation
EARNINGS RELEASE
FOR THE QUARTER ENDED SEPTEMBER 30, 2004

new original series Rescue Me. During the quarter FX was the fifth ranked basic cable channel among Adults 18-49.

DIRECT BROADCAST SATELLITE TELEVISION

SKY Italia reported first quarter operating loss of $121 million, in line with the loss of $117 million reported in the first quarter a year ago. Revenue, in local currency terms, grew 45% primarily driven by strong subscriber additions over the past year including more than 167,000 net new subscribers during the first quarter which resulted in SKY Italia’s subscriber base reaching 2.83 million at quarter end. The revenue growth was offset by increased subscriber acquisition costs as well as higher programming spending during the quarter primarily due to the airing of additional soccer matches and the addition of ten new entertainment channels on the basic programming tier. Additionally, during the quarter the Company incurred costs associated with the swap-out of set-top boxes which were using outdated encryption software.

MAGAZINES AND INSERTS

The Magazines and Inserts segment reported first quarter operating income of $64 million, a 10% increase versus the same period a year ago. The improvement was primarily driven by higher contributions from the InStore division on higher advertising revenues. Free Standing Inserts was in line with a year ago as increased demand for packaged goods pages was offset by lower rates.

NEWSPAPERS

The Newspaper segment reported first quarter operating income of $120 million, up 18% versus the same period a year ago reflecting advertising revenue increases in the U.K. and Australia.

The Australian newspaper group reported a 22% increase in operating income in local currency terms, driven by an 11% increase in advertising revenue over a year ago. Advertising growth was fueled by display advertising which achieved solid gains across all sectors as well as by classified advertising with particular strength in the employment sector.

The U.K. newspaper group’s operating income was in-line with the first quarter a year ago in local currency terms as advertising revenue growth of 6% and a slight increase in circulation revenues were offset by higher costs principally due to production of the Times Compact. Advertising revenue growth was achieved across all titles, with the largest increase at The Sun from higher volumes on color display and classifieds.

BOOK PUBLISHING

HarperCollins reported operating income of $60 million during the quarter versus $59 million in the same period a year ago. The results reflect strength worldwide, particularly

News Corporation
EARNINGS RELEASE
FOR THE QUARTER ENDED SEPTEMBER 30, 2004

with the ongoing success of Zondervan’s The Purpose Driven Life, as well as strong sales of Lemony Snicket’s The Grim Grotto, American Soldier by General Tommy Franks, The Proper Care and Feeding of Husbands by Dr. Laura Schlessinger and the paperback edition of David Beckham’s My Side. During the quarter, HarperCollins had 25 titles on The New York Times bestseller list with four titles that reached #1.

OTHER MATTERS

Following the quarter the Company acquired Telecom Italia S.p.A.’s 19.9% stake in Sky Italia for €88 million bringing News Corporation’s ownership of Sky Italia to 100%.

Also following the quarter the Company’s shareholders, option holders and the Federal Court of Australia approved the reincorporation changing the Company’s place of incorporation to the United States. In connection with the reincorporation, the Company will acquire from the Murdoch Interests the 58% controlling interest in Queensland Press Pty Limited that the Company does not already own. The transactions are expected to be completed on November 12, 2004.

During October, the Company and its 34 percent investee, The DIRECTV Group, Inc., announced a series of transactions with Grupo Televisa, Globopar and Liberty Media International, Inc. that will result in the reorganization of the companies’ direct-to-home satellite TV platforms in Latin America. The transactions will result in DIRECTV Latin America and Sky Latin America consolidating their two DTH platforms into a single platform in each of the major territories served in the region. As part of these transactions, DIRECTV will acquire News Corporation’s interests in Sky Brasil, Innova and Sky Multi-Country Partners. The completion of the reorganization is subject to the necessary governmental approvals.

News Corporation
EARNINGS RELEASE
FOR THE QUARTER ENDED SEPTEMBER 30, 2004

REVIEW OF ASSOCIATED ENTITIES RESULTS

First quarter net profit from associated entities before other items was $96 million versus $57 million in the same period a year ago. The year-over-year improvement was primarily due to contributions from BSkyB and a comparatively favorable impact from foreign currency fluctuations at the Latin America DTH platforms, partially offset by recognition of losses at The DIRECTV Group.

The Company’s share of net profit (loss) from associated entities is as follows:

				3 Months Ended September 30,
	% Owned			2004	2003
				US $ Millions
Sky Brasil	49.7%	(a	)	$13	$(8)
Innova - Mexico	30.0%			3	(10)
FOXTEL	25.0%			(7)	(3)
Other Associates	Various	(b	)	87	78

Net profit from associated entities before other items				96	57
Other Items				(76)	—

Net profit from associated entities				$20	$57

Further details on the associated entities follow.

(a)	Represents the Company’s economic interest. The Company continues to hold a 36% equity interest in Sky Brasil.

(b)	Primarily comprising BSkyB, The DIRECTV Group, Gemstar-TV Guide International, Fox Cable Networks Associates, Independent Newspapers Limited, and Queensland Press.

News Corporation
EARNINGS RELEASE
FOR THE QUARTER ENDED SEPTEMBER 30, 2004

Sky Brasil (in US$)(1)

	3 Months Ended September 30,
	2004		2003*
	Millions (except subscribers)
Revenues (in local currency)	R$	194	R$	162
Revenues		$65		$55
Operating income		6		3
Net income (loss)		$26		$(17)

News’ reportable 49.7% share (in US$)		$13		$(8)

Net Debt (excluding capitalized leases)		$219		$205
Ending Subscribers		829,000		772,000

*	Certain prior year amounts have been reclassified to conform to the current fiscal year presentation.

Sky Brasil’s revenues grew 20% in local currency terms compared to prior year, primarily driven by a higher subscriber base and increased average revenue per subscriber. The revenue growth was partly offset by increased programming costs mainly relating to the Brazilian Soccer Championship. The increase in net income principally reflects the favorable impact of foreign currency fluctuations due to the strengthening of the Brazilian Real on U.S. dollar denominated liabilities during the quarter.

Innova – Mexico (in US$)(1)

	3 Months Ended September 30,
	2004		2003
	Millions (except subscribers)
Revenues (in local currency)	Ps.	1,162	Ps.	909
Revenues		$98		$85
Operating income		22		12
Net income (loss)		$10		$(32)

News’ reportable 30% share (in US$)		$3		$(10)

Net Debt (excluding capitalized leases)		$322		$339
Ending Subscribers		942,000		826,000

Innova’s revenues grew 28% in local currency terms compared to prior year primarily driven by a 14% increase in the subscriber base as well as higher set-top box rentals. The increase in net income principally reflects the favorable impact of foreign currency fluctuations due to the strengthening of the Mexican Peso on U.S. dollar denominated liabilities during the quarter.

News Corporation
EARNINGS RELEASE
FOR THE QUARTER ENDED SEPTEMBER 30, 2004

FOXTEL (in A$)

	3 Months Ended September 30,
	2004		2003*
	Millions (except subscribers)
Revenues	A$	232	A$	206
Operating loss		(49)		(27)
Net loss	A$	(39)	A$	(18)

News’ reportable 25% share (in US$)		$(7)		$(3)

Net Debt (including capitalized leases)	A$	381	A$	33
Ending Subscribers (including wholesale)		1,129,000		1,068,000
Ending Subscribers (excluding wholesale)		942,000		851,000

*	Certain prior year amounts have been reclassified to conform to the current fiscal year presentation.

FOXTEL’s revenues increased 13%, principally due to an 11% increase in ending subscribers (excluding wholesale) and higher average revenue per subscriber. Net loss increased by A$21 million against the prior year as the increased subscriber revenues were more than offset by increased transmission costs as well as higher sales and marketing expenses relating to the launch of the new digital service on March 14, 2004, and higher depreciation and interest expenses. As of September 30th, approximately 40% of the FOXTEL managed subscriber base (excluding wholesale) was connected to the new digital service with 121,000 new and upgrade orders taken during the quarter.

(1)	Please refer to respective companies’ earnings releases for detailed information

News Corporation
EARNINGS RELEASE
FOR THE QUARTER ENDED SEPTEMBER 30, 2004

FOREIGN EXCHANGE RATES

Average foreign exchange rates used in the year-to-date profit results are as follows:

	3 Months Ended September 30,
	2004	2003
Australian Dollar/U.S. Dollar	0.70	0.66
U.K. Pounds Sterling/U.S. Dollar	1.82	1.61
Euro/U.S. Dollar	1.22	1.13

To receive a copy of this press release through the Internet, access News Corp’s corporate Web site located at http://www.newscorp.com

Audio from News Corp’s conference call with analysts on the first quarter results can be heard live on the Internet at 5:00 p.m. Eastern Standard Time today. To listen to the call, visit http://www.newscorp.com

Cautionary Statement Concerning Forward-Looking Statements

This document contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s views and assumptions regarding future events and business performance as of the time the statements are made. Actual results may differ materially from these expectations due to changes in global economic, business, competitive market and regulatory factors. More detailed information about these and other factors that could affect future results is contained in our filings with the Securities and Exchange Commission. The “forward-looking statements” included in this document are made only as of the date of this document and we do not have any obligation to publicly update any “forward-looking statements” to reflect subsequent events or circumstances, except as required by law.

CONTACTS:
Reed Nolte, Investor Relations	Andrew Butcher, Press Inquiries
212-852-7092	212-852-7070

News Corporation
EARNINGS RELEASE
FOR THE QUARTER ENDED SEPTEMBER 30, 2004

STATEMENT OF FINANCIAL PERFORMANCE

		3 Months Ended September 30,
	Note	2004	2003
		US $ Millions (except per ADR amounts)
Sales revenue	1	$5,191	$4,649
Operating expenses		(4,386)	(3,930)

Operating income	1	805	719
Net profit from associated entities		20	57
Borrowing costs		(149)	(148)
Interest income		42	34

Net borrowing costs		(107)	(114)
Exchangeable securities expense		(18)	(18)
Other items before income tax, net		3	61

Profit from ordinary activities before income tax		703	705

Income tax (expense) benefit on:
Ordinary activities before other items		(247)	(199)
Other items		128	(22)

Net income tax expense		(119)	(221)

Net profit from ordinary activities after tax		584	484
Net profit attributable to outside equity interests		(48)	(62)

Net Profit Attributable to Members of the Parent Entity		$536	$422
Net exchange gains recognized directly in equity		38	42

Total change in equity other than those resulting from transactions with owners as owners		$574	$464

Diluted earnings per ADR on net profit attributable to members of the parent entity
Ordinary ADRs		$0.32	$0.28
Preferred limited voting ordinary ADRs		$0.38	$0.34
Ordinary and preferred limited voting ordinary ADRs		$0.36	$0.32

News Corporation
EARNINGS RELEASE
FOR THE QUARTER ENDED SEPTEMBER 30, 2004

STATEMENT OF FINANCIAL POSITION

	September 30, 2004	June 30, 2004
	US $ Millions
ASSETS
Current Assets
Cash	$4,148	$4,051
Cash on deposit	—	287
Receivables	4,792	4,214
Inventories	1,594	1,530
Other	416	393

Total Current Assets	10,950	10,475

Non-Current Assets
Receivables	730	751
Investments in associated entities	10,498	10,447
Other investments	522	566
Inventories	2,681	2,669
Property, plant and equipment	3,937	3,883
Publishing rights, titles and television licenses	21,758	21,761
Goodwill	234	222
Other	678	681

Total Non-Current Assets	41,038	40,980

Total Assets	$51,988	$51,455

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Interest bearing liabilities	$451	$1,084
Payables	6,016	5,476
Tax liabilities	364	492
Provisions	367	232

Total Current Liabilities	7,198	7,284

Non-Current Liabilities
Interest bearing liabilities	7,606	7,618
Payables	1,984	1,986
Tax liabilities	832	680
Provisions	654	685

Total Non-Current Liabilities Excluding Exchangeable Securities	11,076	10,969

Exchangeable securities	1,447	1,433

Total Liabilities	19,721	19,686
Shareholders’ Equity
Contributed equity	21,462	21,447
Reserves	2,816	2,773
Retained profits	3,999	3,606

Shareholders’ equity attributable to members of the parent entity	28,277	27,826
Outside equity interests in controlled entities	3,990	3,943

Total Shareholders’ Equity	32,267	31,769

Total Liabilities and Shareholders’ Equity	$51,988	$51,455

News Corporation
EARNINGS RELEASE
FOR THE QUARTER ENDED SEPTEMBER 30, 2004

STATEMENT OF CASH FLOWS

	3 Months Ended September 30,
	2004	2003
	US $ Millions
Operating activity
Net profit attributable to members of the parent entity	$536	$422
Adjustment for non-cash and non-operating activities:
Equity earnings, net	(96)	(57)
Distributions from investees	3	1
Outside equity interest	62	59
Depreciation and amortization	138	144
Other items, net	(69)	(36)
Change in assets and liabilities:
Receivables	(577)	(425)
Inventories	(146)	(189)
Payables	586	285
Other liabilities	145	176

Cash provided by operating activity	582	380
Investing and other activity
Property, plant and equipment	(135)	(85)
Acquisitions, net of cash acquired	(34)	(42)
Investments in associated entities	(44)	(31)
Other investments	(26)	(31)
Proceeds from sale of non-current assets and other	124	244

Cash (used in) provided by investing activity	(115)	55
Financing activity
Repayment of debt and exchangeable securities	(655)	(195)
Decrease in cash on deposit	275	191
Issuance of shares	14	14
Dividends paid	(7)	(9)

Cash (used in) provided by financing activity	(373)	1

Net increase in cash	94	436
Opening cash balance	4,051	4,477
Exchange movement on opening balance	3	3

Closing cash balance	$4,148	$4,916

News Corporation
EARNINGS RELEASE
FOR THE QUARTER ENDED SEPTEMBER 30, 2004

Note 1 – SEGMENT DATA

BY GEOGRAPHIC AREAS

	3 Months Ended September 30,
	2004	2003
	US $ Millions
Revenues
United States	$3,495	$3,311
Europe	1,227	928
Australasia	469	410

	$5,191	$4,649

Operating Income
United States	$737	$690
Europe	(23)	(25)
Australasia	91	54

	$805	$719

BY INDUSTRY SEGMENT

Revenues
Filmed Entertainment	$1,377	$1,248
Television	1,004	1,011
Cable Network Programming	630	627
Direct Broadcast Satellite Television	415	264
Magazines and Inserts	232	222
Newspapers	865	739
Book Publishing	364	347
Other	304	191

	$5,191	$4,649

Operating Income
Filmed Entertainment	$285	$328
Television	233	179
Cable Network Programming	196	133
Direct Broadcast Satellite Television*	(121)	(117)
Magazines and Inserts	64	58
Newspapers	120	102
Book Publishing	60	59
Other	(32)	(23)

	$805	$719

News Corporation
EARNINGS RELEASE
FOR THE QUARTER ENDED SEPTEMBER 30, 2004

Note 2 - SUPPLEMENTAL FINANCIAL DATA

The Company considers net profit before other items to be an important indicator of the Company’s operating performance on a consolidated basis. Net profit before other items, defined as net profit attributable to members of the parent entity before other items related to the Company and associated entities, net of applicable income tax expenses and outside equity interests, eliminates the effect of transactions that are considered significant by reason of their size, nature or effect on the Company’s financial performance for the year. Net profit before other items, which is the information reported to and used by the Company’s chief decision maker for the purpose of making decisions about the allocation of resources to segments and assessing their performance, should be considered in addition to, not as a substitute for the Company’s operating income, net profit attributable to members of the parent entity, cash flows and other measures of financial performance prepared in accordance with generally accepted accounting principles in Australia. Net profit before other items does not reflect cash available to fund requirements, and the items excluded from net profit before other items, such as other revenues and expenses, are significant components in assessing the Company’s financial performance.

The following table reconciles certain components of net profit attributable to members of the parent entity as presented on page 2 of this release to the presentation required under Australian GAAP as required by Australian Accounting Standard AASB 1018 “Statement of Financial Performance” on page 11 of this release.

	3 Months Ended September 30,
	2004	2003
	US $ Millions
Total other items (page 2)	$69	$36
Reclassification of other items – associated entities	76	—
Reclassification of income tax and net profit attributable to outside equity interest	(142)	25

Other items before income tax, net (page 11)	$3	$61

Net profit from associated entities before other items (page 2)	$96	$57
Reclassification of other items	(76)	—

Net profit from associated entities (page 11)	$20	$57

Income tax expense (page 2)	$(247)	$(199)
Reclassification of income tax expense on other items	128	(22)

Net income tax expense (page 11)	$(119)	$(221)

News Corporation
EARNINGS RELEASE
FOR THE QUARTER ENDED SEPTEMBER 30, 2004

SUPPLEMENTAL FINANCIAL DATA (continued)

	3 Months Ended September 30,
	2004	2003
	US $ Millions
Outside equity interest (page 2)	$(62)	$(59)
Reclassification of outside equity interest on other items, net	14	(3)

Net profit attributable to outside equity interest (page 11)	$(48)	$(62)

Net profit before other items (page 2)	$467	$386
Other items before income tax, net	3	61
Reclassification of income tax and net profit attributable to outside equity interest	142	(25)
Reclassification of other items – associated entities	(76)	—

Net profit attributable to members of the parent entity (page 11)	$536	$422

Earnings per ADR on net profit before other items, net (page 2)	$0.32	$0.29
Earnings per ADR on other items before income tax, net	—	0.05
Earnings per ADR on reclassification of income tax and net profit attributable to outside equity interest	0.09	(0.02)
Earnings per ADR on reclassification of other items associated entities	(0.05)	—

Diluted earnings per ADR on net profit attributable to members of the parent entity (page 11)	$0.36	$0.32